UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Dalian Wanchunbulin Pharmaceuticals Ltd., the Chinese subsidiary of BeyondSpring Inc. (the “Company”), had withdrawn the New Drug Application submission of the indication of “Plinabulin in combination of pegfilgrastim agents to treat chemotherapy-induced neutropenia in adult non-myeloid cancer” from China National Medical Products Administration (the “NMPA”).  The Company will continue to communicate with the NMPA regarding the re-filing of the CIN indication and will submit the application as soon as practically possible.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form F-3, File No. 333-257639 and File No. 333-249816, and the Registration Statements on Form S-8, File No. 333-216639 and File No. 333-240082, of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

	By:	/s/ Lan Huang
Name: Lan Huang
Title: Chairperson and Chief Executive Officer

Date: March 14, 2023